UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-51360

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

(Full title of the Plan)

LIBERTY GLOBAL, INC.

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard

Englewood, Colorado 80112

(Address of its principal executive office)

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Report of Independent Registered Public Accounting Firm

To Plan Participants and the Plan Committee

Liberty Global 401(k) Savings Plan – Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Liberty Global 401(k) Savings Plan – Puerto Rico (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, and supplemental schedules of reportable transactions and delinquent participant contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    Anton Collins Mitchell LLP

Denver, Colorado

June 29, 2009

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Statements of Net Assets Available for Plan Benefits

	December 31,
	2008	2007
Cash	$1,380	$36,330

Investments, at fair value:
Liberty Global, Inc. Series C Common Stock Fund	655,973	772,138
Liberty Global, Inc. Series A Common Stock Fund	499,490	1,447,600
Liberty Media Entertainment Series A Common Stock Fund	230,893	—
Liberty Media Interactive Series A Common Stock Fund	51,312	361,966
Liberty Media Capital Series A Common Stock Fund	15,661	442,080
Mutual funds	1,024,411	1,219,556
Money market funds	506,002	434,617
Participant loans	400,465	400,196

Total investments	3,384,207	5,078,153

Net assets available for Plan benefits	$3,385,587	$5,114,483

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2008

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$486,480
Employer, net of forfeitures applied	440,312

Total contributions	926,792

Investment income (loss):
Interest and dividends	76,824
Net depreciation in fair value of investments	(2,297,084)

Total investment loss, net	(2,220,260)

Distributions to participants	(425,478)

Participant loan fees	(9,950)

Net decrease in net assets available for Plan benefits	(1,728,896)

Net assets available for Plan benefits, beginning of year	5,114,483

Net assets available for Plan benefits, end of year	$3,385,587

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Notes to Financial Statements

(1) Description of the Plan

The following description of the Liberty Global 401(k) Savings Plan – Puerto Rico (the Plan) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions. LGI reserves the right to amend the Plan at any time.

General

The Plan is a defined contribution plan that enables eligible employees of Liberty Cablevision of Puerto Rico, Ltd. (LCPR) to participate in the Plan. Liberty Global, Inc. (LGI), the ultimate parent of LCPR, is the Plan sponsor. The predecessor of LGI was a subsidiary of Liberty Media Corporation (Liberty Media) prior to the distribution of the common stock of the LGI predecessor to the shareholders of Liberty Media on June 7, 2004. In connection with this distribution transaction, the participant accounts of employees and former employees of LCPR were transferred to the Plan from the Liberty Media 401(k) Savings Plan. The transferred accounts included investments in Liberty Media common stock. Although new investments in Liberty Media common stock are no longer permitted, Plan participants continue to maintain investments in Liberty Media common stock that was acquired prior to June 7, 2004.

In May 2006, Liberty Media completed a restructuring pursuant to which all of the then outstanding Liberty Media common stock was exchanged for two tracking stocks: Liberty Media Interactive common stock and Liberty Media Capital common stock.

On March 3, 2008, Liberty Media completed a reclassification of its Liberty Media Capital common stock, whereby each share of the then outstanding Series A Liberty Media Capital common stock was reclassified into four shares of Series A Liberty Media Entertainment common stock and one share of new Series A Liberty Media Capital common stock, and each share of the then outstanding Series B Liberty Media Capital common stock was reclassified into four shares of Series B Liberty Media Entertainment common stock and one share of new Series B Liberty Media Capital common stock.

For a description of proposed transactions involving Liberty Media common stock, see note 8.

Eligibility

Employees of LCPR who are at least 18 years of age and (i) have worked at least three consecutive months or (ii) have completed one year of service (as defined in the Plan document) are eligible to participate in the Plan. Employees are automatically enrolled in the Plan upon eligibility unless they affirmatively elect not to participate.

Trustee and Recordkeeper

Under the terms of a trust agreement between LGI and Oriental Financial Group, Inc. (the Trustee) and a recordkeeping and custodial agreement between LGI and Mid Atlantic Trust Company (Mid Atlantic), the Trustee, through Mid Atlantic, manages a trust fund on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust fund. Caribbean Pension Consultants (CPC) is the third-party Administrator of the Plan.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Notes to Financial Statements – (continued)

Contributions

Participants may make (i) pre-tax contributions to the Plan of up to 10% of their eligible compensation, as defined in the Plan, (ii) after-tax contributions up to 10% of their compensation after pre-tax contributions have been made up to the tax limit (as noted below) or (iii) catch-up contributions for participants upon reaching age 50 of up to $1,000. Upon obtaining eligibility in the Plan, participants are automatically enrolled for a 3% pre-tax contribution of eligible compensation unless they affirmatively elect not to participate or select another pre-tax contribution percentage. Participants may change their contribution elections at any time. LGI may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. LGI reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations contained in the Puerto Rico Internal Revenue Code of 1994, as amended (the Puerto Rico Code). Employee pre-tax contributions were limited to the lessor of 10% of compensation (as defined in the Plan) or $8,000 per participant in 2008.

Employee contributions may be invested in any investment in the Plan at the employee’s election except for the Aim Short Term Liquid Asset Investment, the Liberty Media Capital Series A Common Stock Fund, the Liberty Media Entertainment Series A Common Stock Fund, the Liberty Media Interactive Series A Common Stock Fund and the Liberty Global, Inc. Series A Common Stock Fund. Employer contributions for participants who are not fully vested are invested in the Liberty Global, Inc. Series C Common Stock Fund. Participants who are fully vested in their employer contributions can direct the employer contributions to any investment in the Plan except for the investments listed above.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1% (ranging from 6.00% to 9.25% at December 31, 2008). This rate remains in effect for the entire calendar quarter unless an updated prime rate plus 1% is implemented by the Plan. Loans are secured by the vested balance in the participant’s account and principal and interest are paid ratably through monthly payroll deductions.

Forfeitures

Forfeitures of employer contributions (due to a participant’s termination prior to full vesting) are first used to pay Plan administrative expenses other than participant loan fees (if any), with any excess used to offset LGI’s future matching contributions. Forfeitures for the year ended December 31, 2008 aggregated $8,834. During the year ended December 31, 2008, no Plan expenses were paid out of forfeitures. Forfeitures of $44,483 were used to offset employer contributions during the year ended December 31, 2008. Unallocated forfeitures available as of December 31, 2008 and 2007 were $6,744 and $49,562, respectively.

Investment Options

As of December 31, 2008, the Plan has 20 investment options including 18 mutual funds, one stock fund and one money market fund. Plan participants may change investment options and contribution percentages on a daily basis. The Plan also has investments in four additional stock funds that are now closed to contributions. These investments may remain in these stock funds until they are sold. Plan participants may not invest in the Aim Short Term Liquid Asset Investment, which is used by Mid Atlantic for managing contributions.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Notes to Financial Statements – (continued)

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 59 1/2, death, total disability, financial hardship (as defined in the Plan) or termination of employment. Distributions and other withdrawals are processed on a daily basis. Benefits may be paid in a lump-sum and employer stock may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. Certain other in-service distributions are allowed if certain criteria is met.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

Years of service	Vesting percentages
Less than 1	0%
1	33%
2	66%
3	100%

For purposes of vesting, participants’ years of service were carried over from the Liberty Media 401(k) Savings Plan, if applicable.

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of Employee Retirement Income Security Act of 1974. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions and earnings on investments and are charged with participant withdrawals, losses on investments and distributions on a daily basis. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

Investments

Investments are reflected in the accompanying financial statements at fair value. For additional information, see note 5.

Net appreciation (depreciation) in fair value of investments as reflected in the accompanying statement of changes in net assets available for plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value and includes any capital gain distributions.

Securities and investment transactions are accounted for on the trade date. The cost basis of shares distributed is determined using the moving average method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Notes to Financial Statements – (continued)

Income Taxes

The Plan was submitted to the Puerto Rico tax authorities for a determination that the Plan is qualified under the Puerto Rico Code. On January 29, 2009, the Puerto Rico tax authorities provided a favorable determination letter, effective April 1, 2006, that the Plan is qualified under Puerto Rico laws. The Plan has been amended since the effective date of this determination letter, however the Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

Voting Rights of Common Stock

The Trustee holds shares of LGI common stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to shares of LGI common stock which have been allocated to the participant’s account. For all other investments in the Plan, including the Liberty Media common stock, the Trustee has the right to vote any shares.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Plan Expenses

Any forfeited employer contributions may be used to pay Plan expenses, if any, except for any fees related to participant loans, which are paid by the respective participants, and then to offset employer match contributions. Any additional administrative expenses of the Plan are paid by LCPR or LGI. Loan fees paid by participants were $9,950 during 2008.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions and related employer contributions are recognized in the period during which the respective payroll deductions are made.

Related Party/Party-in-Interest Transactions and Delinquent Participant Contributions

The Plan contains two funds comprised of LGI common stock, the Liberty Global, Inc. Series A Common Stock Fund and the Liberty Global, Inc. Series C Common Stock Fund. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Certain mutual funds may receive income in the form of revenue sharing as well as pay certain investment management fees from the fund. These are added to or deducted from the net asset value of the shares of the mutual funds held by the Plan, and are reflected in the net appreciation (depreciation) of those funds.

Certain employee contribution and loan repayment withholdings made in 2007 were not remitted timely to the Plan as prescribed under the Department of Labor’s rules and regulations. Lost earnings of $560 related to these contributions and withholdings were remitted during 2008.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Notes to Financial Statements – (continued)

(3) Accounting Changes and Recent Accounting Pronouncements

Accounting Changes

SFAS 157

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. The Plan adopted SFAS 157 effective January 1, 2008.

Recent Accounting Pronouncements

FSP 157-4

In April 2009, the FASB issued FASB Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 clarifies that transaction or quoted prices may not be determinative of fair value when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance with respect to the circumstances that indicate a transaction is not orderly and the resulting ramifications on the fair value measurement for the asset or liability. FSP 157-4 is effective for interim and annual periods ending after June 15, 2009 and shall be applied prospectively. The Plan does not expect the adoption of FSP 157-4 to have a material impact on the Plan’s financial statements.

(4) Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are as follows:

	December 31,
	2008		2007
Liberty Global, Inc. Series C Common Stock Fund*	$655,973		$772,138
Liberty Global, Inc. Series A Common Stock Fund*	$499,490		$1,447,600
Liberty Media Entertainment Series A Common Stock Fund*	$230,893		$—	***
Liberty Media Interactive Series A Common Stock Fund*	$51,312	**	$361,966
Liberty Media Capital Series A Common Stock Fund*	$15,661	**	$442,080
Fidelity Retirement Money Market Account	$498,169		$428,559
Fidelity Investment Grade Bond	$271,489		$284,390
Participant loans	$400,465		$400,196

*	Participant and non-participant directed investments.
**	Represents less than 5% of the Plan’s net assets at December 31, 2008.
***	Represents less than 5% of the Plan’s net assets at December 31, 2007.

(5) Fair Value Measurements

SFAS 157 provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical investments that the Plan has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the Plan’s investments, either directly or indirectly. Level 3 inputs are unobservable inputs for the Plan’s investments.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Notes to Financial Statements – (continued)

Money market funds, mutual funds and common stock. These investments are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and the Plan has concluded that these investments should be classified as Level 1 investments.

Participant loans. Participant loans are recorded at their outstanding balances, which the Plan believes represents their fair values. Given that a participant loan is settled at its outstanding principal and interest balance regardless of the applicable interest rate, maturity and credit risk, the Plan believes that the outstanding balance of a participant loan is the primary factor that should be considered in assessing the fair value of a participant loan. As the outstanding balance of a participant loan is an observable input, the Plan has concluded that participant loans should be classified as Level 2 investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan has concluded that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

A summary of Plan investments measured at fair value is as follows:

Description	December 31, 2008	Fair value measurements at December 31, 2008 using:
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
Investments:
Cash	$1,380	$1,380	$—
Liberty Global, Inc. Series C Common Stock Fund	655,973	655,973	—
Liberty Global, Inc. Series A Common Stock Fund	499,490	499,490	—
Liberty Media Entertainment Series A Common Stock Fund	230,893	230,893	—
Liberty Media Interactive Series A Common Stock Fund	51,312	51,312	—
Liberty Media Capital Series A Common Stock Fund	15,661	15,661	—
Mutual funds	1,024,411	1,024,411	—
Money market funds	506,002	506,002	—
Participant loans	400,465	—	400,465

Total	$3,385,587	$2,985,122	$400,465

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Notes to Financial Statements – (continued)

(6) Changes in Net Assets Available for Plan Benefits by Investment Alternative

	Year ended December 31, 2008
	Liberty Global, Inc. Series C Common Stock Fund (a)	Liberty Global, Inc. Series A Common Stock Fund (a)(c)	Liberty Media Entertainment Series A Common Stock Fund (a)(c)	Liberty Media Interactive Series A Common Stock Fund (a)(c)	Liberty Media Capital Series A Common Stock Fund (a)(c)	Other Investments (b)	Total
Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$17,396	$—	$—	$—	$—	$469,084	$486,480
Employer, net of forfeitures applied	423,232	—	—	—	—	17,080	440,312

Total contributions	440,628	—	—	—	—	486,164	926,792

Investment income (loss):
Interest and dividends	—	—	—	—	—	76,824	76,824
Net depreciation in fair value of investments (e)	(641,649)	(774,293)	(103,623)	(275,836)	(40,001)	(461,682)	(2,297,084)

Total investment loss, net	(641,649)	(774,293)	(103,623)	(275,836)	(40,001)	(384,858)	(2,220,260)

Distributions to participants	(60,641)	(72,057)	(15,289)	(13,841)	(7,306)	(256,344)	(425,478)

Participant loan fees	—	—	—	—	—	(9,950)	(9,950)

Exchanges, participant loan withdrawals and repayments, net (d)	145,497	(101,760)	349,805	(20,977)	(379,112)	6,547	—

Net increase (decrease) in net assets available for Plan benefits	(116,165)	(948,110)	230,893	(310,654)	(426,419)	(158,441)	(1,728,896)

Net assets available for Plan benefits, beginning of year	772,138	1,447,600	—	361,966	442,080	2,090,699	5,114,483

Net assets available for Plan benefits, end of year	$655,973	$499,490	$230,893	$51,312	$15,661	$1,932,258	$3,385,587

(a)	Participant and non-participant directed investments.
(b)	Participant directed investments.
(c)	Funds are closed to new investments.
(d)	Includes the reclassification (stock split) of $368,150 of Liberty Media Capital common stock into Liberty Media Capital common stock and Liberty Media Entertainment common stock. See note 1.
(e)	Net depreciation in fair value of other investments is associated with mutual fund investments.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Notes to Financial Statements – (continued)

(7) Concentrations, Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks. Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults and may be adversely affected by shifts in the market’s perception of the issuers or changes in interest rates. Shares of common stock of LGI and Liberty Media are also exposed to risks specific to those companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits. Changes in the market prices of LGI’s Series A and Series C common stock, Liberty Media Entertainment’s Series A common stock, Liberty Media Interactive’s Series A common stock and Liberty Media Capital’s Series A common stock can have a significant impact on the Plan’s net assets available for Plan benefits. The percentage of total net assets available for Plan benefits represented by these funds is as follows:

	December 31,
	2008	2007
Liberty Global, Inc. Series C Common Stock Fund	19%	15%
Liberty Global, Inc. Series A Common Stock Fund	15%	28%
Liberty Media Entertainment Series A Common Stock Fund	7%	—
Liberty Media Interactive Series A Common Stock Fund	2%	7%
Liberty Media Capital Series A Common Stock Fund	—	9%

(8) Subsequent Events

Liberty Media Entertainment Common Stock

During the fourth quarter of 2008, Liberty Media announced a plan to redeem 90% of the outstanding shares of Liberty Entertainment common stock for 100% of the outstanding shares of a newly formed subsidiary, Liberty Entertainment, Inc. (“LEI”). On May 4, 2009, Liberty Media announced that it had entered into a definitive agreement to combine The DirecTV Group, Inc. with LEI, subject to shareholder approval. When and if consummated, these transactions would result in exchanges within the Plan’s Liberty Media common stock funds, which would be reflected in the stock fund activity during the year in which such exchanges occur.

Employee pre-tax contribution limits

Effective January 1, 2009, the employee pre-tax contribution limit was increased to $9,000 from the previous limit of (i) the lessor of 10% of compensation or (ii) $8,000 per participant.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500 SCHEDULE H, Part IV, Line 4i

December 31, 2008

Supplemental Schedule 1

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Fair Value
*	Liberty Global, Inc. Series C common stock	Common stock of Plan sponsor (historical cost – $1,191,032)	43,213	$655,973
*	Liberty Global, Inc. Series A common stock	Common stock of Plan sponsor (historical cost – $668,001)	31,375	499,490
	Fidelity Retirement Money Market Account	Money market fund	498,169	498,169
	Fidelity Investment Grade Bond	Mutual fund	42,754	271,489
	Liberty Media Entertainment Series A common stock	Common stock of former Plan sponsor, (historical cost – $189,217)	13,209	230,893
	Fidelity Equity Income	Mutual fund	2,919	90,095
	Thornburg International Value	Mutual fund	3,870	75,116
	Baron Growth	Mutual fund	2,347	72,312
	Spartan U.S. Equity Index	Mutual fund	2,103	67,094
	Fidelity Blue Chip Growth	Mutual fund	2,367	62,270
	Fidelity Freedom 2020	Mutual fund	6,155	61,854
	Allianz NFJ Small Cap Value – Institutional Class	Mutual fund	3,009	59,875
	Spartan International Index	Mutual fund	2,234	59,735
	Liberty Media Interactive Series A common stock	Common stock of former Plan sponsor, (historical cost – $282,886)	16,446	51,312
	Davis New York Venture A	Mutual fund	1,926	45,484
	Fidelity Freedom 2010	Mutual fund	3,334	34,541
	Fidelity Low-Priced Stock	Mutual fund	1,477	34,157
	PIMCO High Yield Fund – Administrative Class	Mutual fund	3,929	26,283
	Fidelity Freedom 2040	Mutual fund	4,526	25,302
	Fidelity Freedom 2030	Mutual fund	1,854	18,099
	Fidelity Freedom 2050	Mutual fund	2,448	15,816
	Liberty Media Capital Series A common stock	Common stock of former Plan sponsor (historical cost – $33,919)	3,325	15,661
	Aim Short Term Liquid Asset	Money market fund	7,833	7,833
	Fidelity Freedom Income	Mutual fund	296	2,834
	Fidelity Freedom 2000	Mutual fund	204	2,055
	Cash (held in stock purchase account)	Cash	—	1,380
**	Participant loans	Interest rates ranging from 6.00% to 9.25%, with various maturity dates	—	400,465

				$3,385,587

*	LGI is the Plan sponsor, which is a party-in-interest as defined by ERISA.
**	Participants are a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

SCHEDULE OF REPORTABLE TRANSACTIONS

FORM 5500 SCHEDULE H, Part IV, Line 4j

For the Year ended December 31, 2008

Supplemental Schedule 2

Identity of party involved	Description of asset	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net loss
Category (i) – individual transactions in excess of 5% of Plan assets: None

Category (iii) – series of transactions in excess of 5% of Plan assets:
Liberty Global, Inc. *	Series C Common stock	45	$682,290	$—	$682,290	$682,290	$—

Liberty Global, Inc. *	Series C Common stock	83	$—	$154,598	$188,139	$154,598	$(33,541)

*	LGI is the Plan sponsor, which is a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FORM 5500 SCHEDULE H, Part IV, Line 4a

For the Year ended December 31, 2008

Supplemental Schedule 3

Identity of party involved	Participant contributions and loan repayments remitted late during plan year	Withholding amount remitted late	Date contribution remitted	Date lost earnings remitted	Total remitted (including lost earnings)
Liberty Cablevision of Puerto Rico, LTD*	Employee Payroll Withholdings March 15, 2007	$12,335	September 25, 2007	July 3, 2008	$12,895

*	Liberty Cablevision of Puerto Rico, LTD is the adopting employer, which is a party-in-interest, as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(k) SAVINGS PLAN – PUERTO RICO

By	/s/ Bernard Dvorak
Bernard Dvorak
Member of Plan Committee

June 29, 2009

EXHIBIT INDEX

Shown below are the exhibits which are filed or furnished as a part of this Report –

23.1 – Consent of Independent Registered Public Accounting Firm – Anton Collins Mitchell LLP